SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                     (Amendment No.  1)*


                      Thomas Nelson, Inc.
                     ---------------------
                        (Name of Issuer)

                         Common Stock
                     Class B Common Stock
                     --------------------
                (Title of Class of Securities)

                           640376109
                           640376208
                     --------------------
                        (CUSIP Number)



                         Sam Z. Moore
          501 Nelson Place, Nashville, TN  37214-1000
                        (615) 889-9000
                     --------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notice and Communications)

                        April 12, 1999
                     ---------------------
    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109           13D                Page 2 of 7
==============================================================

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####
--------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]
--------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------
     SOURCE OF FUNDS
4
     00/NA
--------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                      [ X ]
--------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America
--------------------------------------------------------------

                         SOLE VOTING POWER
                    7    2,509,914 shares of Common Stock
                         (includes 568,471 shares of Class B
                         Common Stock which is convertible
                         into Common Stock on a one to one
                         basis)
      NUMBER OF          -------------------------------------
       SHARES            SHARED VOTING POWER
    BENEFICIALLY    8    59,176 shares of Common Stock (includes
      OWNED BY           3,435 shares of Class B Common Stock
        EACH             which is convertible into Common Stock
     REPORTING           on a one to one basis)
       PERSON            -------------------------------------
        WITH             SOLE DISPOSITIVE POWER
                    9    2,483,539 shares of Common Stock
                         (includes 566,834 shares of Class B
                         Common Stock which is convertible into
                         Common Stock on a one to one basis)
                         --------------------------------------
                         SHARED DISPOSITIVE POWER
                    10   85,551 shares of Common Stock (includes
                         5,077 shares of Class B Common Stock
                         which is convertible into Common Stock
                         on a one to one basis)
---------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
11 2,569,095 shares of Common Stock, consisting of 439,722 shares of Common Stock held directly, 636,212 shares of Common Stock held indirectly, options to purchase 20,000 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to purchase 941,250 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 531,911 shares of Common Stock issuable upon conversion of 531,911 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.
--------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                                [    ]
--------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   16.9% Common Stock
--------------------------------------------------------------
     TYPE OF REPORTING PERSON

14   Individual
--------------------------------------------------------------



CUSIP NO. 640376208           13D                Page 3 of 7
==============================================================
     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####
--------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]
--------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------
     SOURCE OF FUNDS
4
     00/NA
--------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                      [ X ]
--------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America
--------------------------------------------------------------

                         SOLE VOTING POWER
                    7    1,469,726 shares of Class B Common Stock

      NUMBER OF          -------------------------------------
       SHARES            SHARED VOTING POWER
    BENEFICIALLY    8    3,435 shares of Class B Common Stock
      OWNED BY
        EACH
      REPORTING          -------------------------------------
       PERSON            SOLE DISPOSITIVE POWER
        WITH        9    1,468,084 shares of Class B Common Stock

                         -------------------------------------
                         SHARED DISPOSITIVE POWER
                    10   5,077 shares of Class B Common Stock

--------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
11 1,473,161 shares of Class B Common Stock, consisting of 528,476 shares of Class B Common Stock held directly, 3,435 shares of Class B Common Stock held indirectly, and options to purchase 941,250 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.
--------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                             [    ]

--------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   71.8% Class B Common Stock
--------------------------------------------------------------
     TYPE OF REPORTING PERSON

14   Individual
--------------------------------------------------------------



Date:    5/12/99                                Page 4 of 7
==============================================================

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Sam Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c)  President and Chief Executive Officer, Thomas Nelson,
          Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  On September 30, 1997, the Securities and Exchange
          Commission filed civil proceedings against Mr. Moore alleging that Mr. Moore violated certain provisions and rules under the Securities Exchange Act of 1934 by "marking the close" through executing on behalf of a relative at the end of the trading day purchases of the Issuer's Common Stock and by failing to file a timely Form 4 reporting on unrelated sales of the Common Stock by a charitable remainder trust of which Mr. Moore was the beneficial owner. Without a hearing and without admitting or denying the Commission's allegations or findings, Mr. Moore consented to the entry of a cease and desist order before the Commission and paid a $50,000 civil penalty.

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other
     Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B Common Stock of the Issuer, including beneficial ownership resulting from the vesting of certain stock options issued pursuant to the Issuer's 1992 Employee Stock Incentive Plan. The additional Common Stock options will become exercisable on May 15, 1999 for the purchase of 10,000 shares of Common Stock at an exercise price of $10.87 per Common share. The additional Class B Common Stock options will become exercisable on June 12, 1999 for the purchase of 40,000 shares of Class B Common Stock at an exercise price of $20.50 per Class B share. These option grants were awarded by the Compensation Committee of the Board of Directors of the Issuer pursuant to the Issuer's 1992 Employee Stock Incentive Plan as long-term incentive compensation as set forth in the Issuer's Proxy Statement dated July 10, 1998 for its Annual Meeting of Shareholders.

     Item 4.  Purpose of Transaction.

     The option grants vesting on May 15, 1999 and June 12, 1999 are long-term incentive compensation. Mr. Moore holds shares of Common Stock and Class B Common Stock described herein for investment purposes, but may consider plans or proposals in the future which relate to or would result in:

     (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
     (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore beneficially owns 16.9% of the Common Stock of the Issuer, or 2,569,095 shares of Common Stock, consisting of 439,722 shares of Common Stock held directly, 636,212 shares of Common Stock held indirectly, options to purchase 20,000 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to puchase 941,250 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 531,911 shares of Common Stock issuable upon conversion of 531,911 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     Mr. Moore also beneficially owns 71.8% of the Class B Common Stock of the Issuer, or 1,473,161 shares of Class B Common Stock, consisting of 528,476 shares of Class B Common Stock held directly, 3,435 shares of Class B Common Stock held indirectly, and options to purchase 941,250 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     (b) Mr. Moore beneficially owns the following number of shares with:

          Common Stock:
          -------------
          Sole Voting Power:  2,509,914 shares of Common Stock
          (includes 568,471 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Shared Voting Power:  59,176 shares of Common Stock
          (includes 3,435 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Sole Dispositive Power:  2,483,539 shares of Common
          Stock (includes 566,834 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis.

          Shared Dispositive Power:  85,551 shares of Common
          Stock (includes 5,072 shares of Class B Common Stock which is convertible tno Common Stock on a one to one basis.

          Class B Common Stock:
          ---------------------
          Sole Voting Power:  1,469,726 shares of Class B Common
                              Stock
          Shared Voting Power:  3,435 shares of Class B Common
                              Stock
          Sole Dispositive Power:  1,468,084 shares of Class B
                              Common Stock
          Shared Dispositive Power:  5,077 shares of Class B
                              Common Stock

     Shared Voting Power: voting power with respect to 59,176 shares of Common Stock beneficially owned (including 3,435 shares of Class B Common Stock) is shared with Mr. Moore's spouse,
Peggy Moore, whose address is 33 Northumberland, Nashville, Tennessee, 37215. Mrs. Moore is a homemaker and a citizen of the United States. Mrs. Moore has no disclosures pursuant to
Item 2(d) and (e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 85,551 shares of Common Stock described immediately above (including 3,435 shares of Class B Common
Stock) with his spouse, Peggy Moore. Mr. Moore shares dispositive power with respect to 26,380 shares of Common Stock beneficially owned (includes 1,642 shares of Class B Common Stock) and held in the Thomas Nelson Employee Stock Ownership Plan (the "ESOP").
The ESOP Trustee is Merrill Lynch Trust Company of Florida (the "Trustee"), a Florida corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office is 50 North Laura Street, Suite 3650, Jacksonville, Florida, 32202. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (3).

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6.  Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer.

     Mr. Moore's beneficial ownership of the Issuer's Common Stock and Class B Common Stock includes the right to acquire 941,250 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1992 Employee Stock Incentive Plan. On March 2, 1998, Mr. Moore received a special grant under the 1992 Employee Stock Incentive Plan of options to purchase 800,000 shares of either Common Stock or Class B Common Stock (at his election) pursuant to a Stock Option Agreement dated March 2, 1998 (the "Stock Options"). The Stock Options expire on March 2, 2004. In connection with the issuance of the Stock Options, Mr. Moore agreed that he would receive no increase in base compensation and no further option awards for five years after the date of grant of the Stock Options.

     The shares beneficially owned by Mr. Moore include an aggregate of 580,471 shares of Common Stock held in four trusts of which he is the trustee and has sole investment and voting control.

     Item 7.  Material to be filed as Exhibits.

     N/A



Date:    5/12/99                              Page 7 of 7
==============================================================


                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 BY:     /s/ Sam Z. Moore
                                     -----------------------
                                     Sam Z. Moore, President
                                       and Chief Executive
                                             Officer


Date:  May 12, 1999
     --------------------